

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

John Zavoli
General Counsel
Hyzon Motors Inc.
475 Quaker Meeting House Road
Honeoye Falls, New York 14472

      Re: Hyzon Motors Inc.
           Registration Statement on Form S-1
           Filed on July 30, 2021
           File No. 333-258340

Dear Mr. Zavoli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anne McConnell at (202) 551-3709 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing